Greater Current and Long-Term Value for Shareholders August 2011 Building a Global Reinsurance Leader FILED BY VALIDUS HOLDINGS, LTD. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC. COMMISSION FILE NO. 001-10545

Cautionary Note Regarding Forward-looking Statements This presentation may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus' current views with respect to future events and financial performance. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," "may," "would" and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus' control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus' proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus' or Transatlantic's risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus' ability to implement its business strategy during "soft" as well as "hard" markets; 10) adequacy of Validus' or Transatlantic's loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus' or Transatlantic's ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus' or Transatlantic's investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity, and the possible downgrade of U.S. securities by credit rating agencies and the resulting effect on the value of securities in Validus’ and Transatlantic’s investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management's response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus' and Transatlantic's most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. No rating agency (A.M. Best, Moody's, or Standard & Poor's) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction. The contents of any websites referenced in this presentation are not incorporated by reference into this presentation. 2

Additional Information and Participants in the Solicitation Additional Information about the Proposed Transaction and Where to Find It: This presentation relates to the Exchange Offer by Validus to exchange each issued and outstanding share of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash. This presentation does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the "Exchange Offer Documents") and the preliminary proxy statement that Validus has filed with the Securities and Exchange Commission. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed are or will be available free of charge at the Securities and Exchange Commission's website (http://www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833). Participants in the Solicitation: Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about the participants in the solicitation is available in the preliminary proxy statement that Validus filed with the SEC on August 1, 2011 in connection with the special meeting of stockholders of Transatlantic. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction. Third Party-Sourced Information: Certain information included in this presentation has been sourced from third parties. Validus does not make any representations regarding the accuracy, completeness or timeliness of such third party information. Permission to quote third party sources neither sought nor obtained. 3

Note on Non-GAAP Financial Measures In presenting the Company’s results herein, management has included and discussed certain schedules containing underwriting income, net operating income (loss), annualized return on average equity and diluted book value per common share that are not calculated under standards or rules that comprise U.S. GAAP. Such measures are referred to as non-GAAP. Non-GAAP measures may be defined or calculated differently by other companies. We believe that these measures are important to investors and other interested parties. These measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP. The underwriting results of an insurance or reinsurance company are often measured by reference to its underwriting income because underwriting income indicates the performance of the company’s core underwriting function. Underwriting income is reconciled to net income by the addition or subtraction of net investment income (loss), finance expenses, fair value of warrants issued, transaction expenses, net realized gains (losses) on investments, net unrealized gains (losses) on investments and foreign exchange gains (losses). Net operating income is calculated based on net income (loss) excluding net realized gains (losses), net unrealized gains (losses) on investments, gains (losses) arising from translation of non-US$ denominated balances and non-recurring items. Net income is the most directly comparable GAAP measure. Net operating income focuses on the underlying fundamentals of our operations without the influence of realized gains (losses) from the sale of investments, net unrealized gains on investments, translation of non-US$ currencies and non-recurring items. Realized gains (losses) from the sale of investments are driven by the timing of the disposition of investments, not by our operating performance. Gains (losses) arising from translation of non-US$ denominated balances are unrelated to our underlying business. Diluted book value per share is calculated based on total shareholders’ equity plus the assumed proceeds from the exercise of outstanding stock options and warrants, divided by the sum of unvested restricted shares, stock options, warrants and share equivalents outstanding (assuming their exercise). Reconciliations to the most comparable GAAP measure for both net operating income and diluted book value per share can be found at the end of this presentation. 4

Validus, From Formation to Today A Case Study in Value Creation

Validus, From Formation to Today: A Case Study in Value Creation Within five years of commencing operations, Validus has established leading global positions in Bermuda and at Lloyd’s Number two position in Bermuda reinsurance, the world’s most important property-catastrophe reinsurance market Top tier position at Lloyd’s Size and scale to remain strong, independent competitor Business plan since formation has been to focus on short-tail lines, which have been the best-priced classes of risk Underwriting acumen has been validated by ability to attract and manage third-party capital from sophisticated inventors Maintained a focus on underwriting profits in conjunction with a strong balance sheet Minimal exposure to interest rate risk History of favorable reserve development Delivered superior financial results since 2007 IPO, outperforming short-tail Bermuda peers Active capital management, returning $1.25 billion to investors through repurchases and dividends from IPO through Q2 20111 Attained a premium valuation 6 1 Excluding cash paid in IPC transaction

Bermuda and Lloyd’s Each Generate $1bn in Short-Tail Business for Validus 7 Last Twelve Months GPW through June 30, 2011 of $2.1 billion Balanced by Class: 51% Property, 27% Marine, 22% Specialty Validus Re Gross Premiums Written Last Twelve Months: $1.130 billion Talbot Gross Premiums Written Last Twelve Months: $996.8 million Note: $2.1 billion consolidated gross premiums written reflects $68.2 million of intersegment eliminations. Validus Re gross premiums written and Talbot gross premiums written do not Property Cat XOL, 57% Other Property, 15% Marine, 20% Specialty, 8%

Each of Validus' Operating Segments is a Leader in its Markets

Bermuda Rankings[1]

Company	2009 Net Reinsurance Premiums Written ($mm)
Everest Re	$1,752.3
Validus[2]	**1,053.4**
ACE Tempest	1,037.8
Arch Reinsurance	973.1
Platinum	897.8
XL	764.3
AXIS	635.8
Montpelier Re	602.2
Renaissance Re	503.7
Partner Re	476.1
Top 10 Subtotal:	**$8,696.5**
Total:	**11,971.3**

Validus Re is one of the two leading markets for property cat in Bermuda

Lloyd's Rankings[3]

Managing Agent	2011 Indicative Syndicate Capacity ($mm)
R J Kiln	$1,503.5
Catlin	1,430.4
Beazley Furlonge	1,319.5
QBE	1,295.0
Hiscox	1,187.3
Amlin	1,078.0
Chaucer	1,046.7
Liberty	910.0
Brit	760.0
Canopius	619.9
Ascot	600.0
Novae	575.0
Validus (Talbot)	560.0
Top 13 Subtotal:	**$12,885.2**
Total:	**23,170.2**

Talbot is a consistent top-quartile performer in the Lloyd's market[4]

VALIDUS GROUP

[1] Sourced from Standard & Poor's Global Reinsurance Highlights 2010 and company filings
[2] On September 4, 2009, Validus consummated the acquisition of IPC Holdings, Ltd. The data presented is combined pro forma for Validus and IPC Re
[3] As of 8/2/11; sourced from Moody's
[4] Based on combined ratio, as reported by CityPlace Analysis

8

Validus is Focused on Short-Tail Specialty Classes 9 Short Tail (%) Long Tail (%) Note: Based on 2010 gross premium written, except TRH and ACGL based on net premium written Source: Company filings 100.0% 100.0% 100.0% 95.9% 92.0% 68.0% 65.1% 64.0% 60.7% 59.9% 58.4% 50.5% 48.9% 48.9% 37.8% 35.3% 27.3% 4.1% 8.0% 32.0% 34.9% 36.0% 39.3% 40.1% 41.6% 49.5% 51.1% 51.1% 62.2% 64.7% 72.7% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% LRE FSR RNR VR MRH PRE ENH AHL PTP AXS RE ALTE XL TRH AGII ACGL AWH

The Property Catastrophe Rate Environment Continues to be Favorable…

…And is Recognized as an Attractive Growth Opportunity



US Catastrophe Rate on Line Index[1]
300%
275%
250%
225%
200%
175%
150%
125%
100%
Rate increases at mid-year
110.9%
132.7%
151.7%
172.7%
153.8%
149.5%
255.1%
232.6%
209.3%
232.3%
218.4%
202.0%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

*"Using RMS version 9 as a stable baseline to calculate the amount of risk in both this year's and last year's programs, and measuring the price change by unit of exposure to mitigate the impact of exposure changes, **pricing shifted on average up 5 percent to up 10 percent**, with a wide range of outcomes for individual programs."*
- Guy Carpenter, 6/1/11

*"**US property catastrophe rates have experienced a directional shift since January 2011**, with increases due primarily to global losses and new versions of the catastrophe models."*
- Guy Carpenter, 7/1/11

*"**New capacity was scarce and more expensive than renewal capacity**, in particular for peak wind placements on nationwide accounts … Percentage rate changes varied by layer with existing top layers in peak zones most heavily impacted; this was driven by increased cost of capital pressures due to international catastrophe losses, more expensive retrocessional costs and most noticeably, from increases in modeled losses for U.S. wind… Property rates: US Florida catastrophe loss free change -5% to +15%; US Nationwide catastrophe loss free change +5% to +15% / catastrophe loss hit change +10% to +20%"*
- Willis, 7/1/11

*"While our **competitors reportedly placed business at increased rates of as high as 15 percent**, we drove flat to reduced pricing through to completion for U.S. property catastrophe program renewals… Our outlook for the pricing of U.S. property catastrophe renewals for the remainder of the year is flat assuming no additional occurrences of substantial insured and reinsured catastrophe losses. Clearly, however, the **reinsurance market for renewals for the remainder of the year is more sensitive to additional losses this year** than last given reinsured loss experience to date this year."*
- Aon, July 2011

[1] Index value of 100 in 1990
Source: Guy Carpenter

VALIDUS GROUP

10

Strength of Validus’ Underwriting Franchise Validated by Sophisticated Third Parties 2006: Petrel Re Formed in May 2006 $200 million facility for marine and energy risks 75% quota share of certain marine and offshore energy reinsurance contracts underwritten by Validus Re for 2006 and 2007 underwriting years Underwrote $87.5 million in premium income in 2006-2007 Sponsored by First Reserve Corporation Leading private equity firm specializing in the energy sector First Reserve subsequently founded Torus Insurance Holdings Ltd. in 2008 11 2011: AlphaCat Re 2011 Formed in May 2011 $185 million of capital, including $135 million of third-party capital Provides collateralized reinsurance and retrocessional reinsurance for the 2011 and 2012 underwriting years Achieved $42.6 million gross premiums written in Q2 2011 Serengeti Asset Management was the lead equity investor

Validus has been Able to Grow into the Improving Pricing Environment Peer Comparison – Q2 2011 YoY Growth1 12 Q2 2011 YoY Growth in GPW Note: ALTE excluded because of non-comparability due to impact of Max / Harbor Point transaction 1 Growth versus Q2 2010 except for AGII, which is Q1 2011 versus Q1 2010 2 AGII operating ROAE is Q1 2011 Source: SNL, company filings Peer Comparison – Q2 2011 Operating ROAE2 Q2 2011 Operating ROAE

While Managing its Exposures Within its Risk Appetite 13 1:100 USWS Probable Maximum Loss 22.1% 21.2% 19.2% 22.4% 20.5% 19.0% 21.4% 20.8% 20.7% 21.1% 18.0% 0 200 400 600 800 1,000 1,200 1,400 Dec-08 Mar-09 Jun-09 Sep-09 Dec-09 Mar-10 Jun-10 Sep-10 Dec-10 Mar-11 Jun-11 PML/Capital Gross PML Net PML

Best in Class Financial Performance Short-Tail Specialist Comparison – Key Metrics LTM through June 30, 2011 14 Source: SNL, company filings Statistic ($mm) Validus Renaissance Montpelier Flagstone Gross premiums written $2,058 $1,410 $717 $1,097 Net premiums earned 1,721 1,022 637 825 Underwriting income $177 $(151) $(45) $(185) + (Favorable)/Unfavorable reserve development (133) (199) (99) 7 + Catastrophe losses 496 588 278 430 Accident year ex-Cat underwriting income 502 239 134 251 Operating income $246 $27 $1 $(149) Net income 279 104 49 (129) Accident year ex-Cat loss ratio % 39.1 47.8 45.3 33.9 Cat loss ratio % 26.6 57.5 43.6 52.1 Prior year development % (7.7) (19.4) (15.6) 0.8 Calendar year loss ratio % 58.0 85.9 73.4 86.8 Expense ratio % 31.7 28.8 33.7 37.5 Combined ratio % 89.7 114.7 107.1 124.3 Average common shareholders' equity $3,519 $3,160 $1,572 $1,094 Accident year ROAE ex-Cats % 17.3 13.2 11.5 26.2 Operating ROAE % 7.0 0.9 0.1 (13.7) Net income ROAE % 7.9 3.3 3.1 (11.8) Cat losses, % of beginning common equity 13.8 18.7 17.1 35.9

Short-Tail Specialist Comparison – Growth in Book Value and Market Valuation 15 1 Since Validus IPO; 14.1% CAGR for Validus since December 2005 2 Price / most recently reported book value as of 7/12/11 Source: SNL, Company filings Compound Annual Growth in Diluted Book Value Including Dividends1 Price / As-Reported Diluted Book Value2 Best in Class Financial Performance

Liquid and Short Duration Investment Portfolio Total cash and invested assets of $6.16 billion Conservative investment strategy Emphasis on the preservation of invested assets Provision of sufficient liquidity for prompt payment of claims Minimal exposure to equity and alternative asset classes Comprehensive portfolio disclosure Average portfolio rating of AA Minimum average credit quality of AA- Duration of 1.57 years Quarterly average investment yield: 1.76% 16 Note: Figures as of 6/30/11 25.0% 22.8% 13.7% 10.2% 7.7% 7.6% 6.3% 4.5% 0.8% 0.5% 0.5% 0.3% 0.1% Short term and cash U.S. corporate U.S. Govt. and Agency Non-U.S. corporate Non-U.S. Govt. and Agency Agency RMBS Bank Loans ABS Non-Agency RMBS Cat bonds State and local Other CMBS 0% 10% 20% 30%

Investment Leverage – (Cash and Investments) / Equity1 17 Liquid and Short Duration Investment Portfolio vs. Peers 1 Q2 2011 for all except AGII, which is Q1 2011 2 Duration in years Source: SNL, company filings Average Duration 2

Loss Reserves at June 30, 2011 Validus Net Reserve Mix Observations Net reserves for losses and loss expenses of $2.18 billion: $2.62 billion gross IBNR represents 51.5% of net reserves Talbot has a history of favorable reserve development: $269.0 million since acquisition Favorable reserve development in Q2 2011 of $25.7 million: Talbot favorable development of $13.4 million Validus Re favorable development of $12.3 million 18

Active Capital Management - Rationalizing Capacity and Returning Capital Combined proforma shareholders’ equity of $4.17 billion at June 30, 2009 Cash consideration to IPC shareholders of $420.8 million Post-closing share repurchases of $947.2 million through June 30, 20111 Post-closing dividends of $208.6 million Shareholders’ equity available to Validus of $3.41 billion at June 30, 2011 19 In total, Validus has reduced underwriting capital by $1.58 billion since the IPC acquisition, or 78% of IPC’s pre-transaction equity 1 Includes $300 million in June 2010 Dutch auction tender offer and $300 million in December 2010 fixed price tender offer and private repurchase $2,152 $2,014 $421 $947 $209 $819 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 Pre - Merger (1) Cash paid (2) Repurchases (3) Dividends (4) Other (5) VR Shareholders' Equity $3.41 billion at 06/30/2011 1. 2. 3. 4. 5.

Validus has Attained a Premium Valuation Over the Long Term 1 Quarterly Price / Diluted Book Value Per Share shown for 1/1/2009 through 7/12/2011 – point value based on share price on day immediately following release of relevant quarter’s earnings 1 Consist of ACGL, AGII, AHL, ALTE, AWH, AXS, ENH, FSR, MRH, PRE, PTP, RE, RNR, TRH and XL Source: Company filings and SNL 20 Price / As-Reported Diluted Book Value1 Price / As-Reported Diluted Book Value 1 2

Creating a Global Reinsurance Leader with a Clear Business Plan Greater Current and Long-Term Value for Transatlantic Stockholders

Compelling Post-Combination Business Plan, Driving Long-Term Value Combined company will be a global, committed leader in reinsurance1 Maximize underwriting profitability to achieve superior growth in book value per share Short-tail reinsurance lines are the core of Validus' current strategy Best priced segments of the reinsurance market Long-tail lines offer attractive opportunities at the right point of the underwriting cycle Current market conditions suggest to us a defensive posture toward casualty business Validus intends to fortify Transatlantic’s reserve position through a planned $500 million pretax reserve strengthening at closing Stay positioned for eventual upturn in casualty rates by preserving Transatlantic’s expertise in specialty casualty lines Rely on substantial short-tail earnings in the interim Validus' leadership in property-catastrophe will be further solidified through the transaction Pro forma managed catastrophe premiums of more than $1 billion Catastrophe lines will be underwritten in Bermuda using Validus’ pricing and research expertise Pro forma ratio of 1:100 USWS PML to capital of 12.6% immediately after closing2 22 1 The Flaspöhler 2010 Broker Report ranked Transatlantic #3 and Validus #7 for “Best Overall” reinsurer and Validus #4 and Transatlantic #7 for “Best Overall – Property Catastrophe” 2 Ratio equals 15.0% if calculated on a pretax basis. Pro forma PML does not take into account possible differences in vendor models and aggregation methodologies between Validus and Transatlantic or potential diversification benefit across the two portfolios

Post-Combination Brand, Management and Governance Historically, Transatlantic did not develop operations in Bermuda or at Lloyd’s, which are natural extensions of Transatlantic’s worldwide reinsurance franchise Validus brings leading positions in each market, through our Validus Re and Talbot subsidiaries, as well as an EU passport through Validus Re Europe Limited Validus intends that each company’s brand will continue on in their respective markets after a merger Talbot continues to trade under its own established brand with its pre-acquisition management four years after combining with Validus Validus believes that retaining the Transatlantic brand will preserve the established brand equity to the benefit of shareholders As with the Talbot transaction, Validus seeks to retain the Transatlantic management team, including: Mike Sapnar to run the Transatlantic Re operations Bob Orlich’s continuing involvement as an advisor and consultant to the business 23

Post-Transaction, Validus would be in the Top Six Reinsurance Companies Worldwide, as well as a Market Leader in the U.S. and Bermuda

Pro Forma Reinsurance Market Position – By 2009 Net Premiums

World Rankings[1]

Company	2009 Net Reinsurance Premiums Written ($mm)
Munich Re	$33,704.6
Swiss Reinsurance	22,896.7
Hannover Rueckversicherung	13,639.0
Berkshire Hathaway	12,362.0
SCOR	8,314.7
Validus / Transatlantic[2]	**5,755.3**
Reinsurance Group of America	5,725.2
PartnerRe[3]	4,964.9
Transatlantic	3,986.1
Everest Reinsurance	3,929.8
Korean Reinsurance	2,493.8
Top 10 Subtotal:	**$111,000.6**
Total (Including Lloyd's):	**$160,109.7**
Lloyd's[4]	*$9,733.5*

U.S. Rankings

Company	2009 Net Reinsurance Premiums Written ($mm)
National Indemnity	$4,253.0
Transatlantic	**3,410.0**
Swiss Reinsurance	3,331.0
Berkshire Hathaway Life[5]	2,338.0
Munich Re	2,217.8
Odyssey	1,660.9
Everest Re	1,646.6
Swiss Re Life & Health[5]	1,336.9
Berkley[6]	1,226.0
General Re	1,198.3
Top 10 Subtotal:	**$22,618.5**
Total:	**31,431.6**

Bermuda Rankings

Company	2009 Net Reinsurance Premiums Written ($mm)
Everest Re	$1,752.3
Validus[2]	**1,053.4**
ACE Tempest	1,037.8
Arch Reinsurance	973.1
Platinum	897.8
XL	764.3
AXIS	635.8
Montpelier Re	602.2
Renaissance Re	503.7
Partner Re	476.1
Top 10 Subtotal:	**$8,696.5**
Total:	**11,971.3**

[1] Excluding Lloyd's
[2] On July 8, 2009, Validus signed a definitive agreement to combine with IPC Holdings, Ltd. The data presented is combined pro forma for Validus and IPC Re
[3] The group acquired Paris Re on October 2, 2009. The data presented is combined pro forma for Partner Re and Paris Re
[4] Data presented is based on the published pro forma accounts for the Market, which represents an aggregation of all syndicates participating at Lloyd's. As such, some premium included for Lloyd's may also be included by other groups that consolidate their Lloyd's operations
[5] Significant change in NPW for 2009 reflects a reserve transfer arising from a co-insurance agreement between Swiss Re Life & Heath America and Berkshire Hathaway Life Insurance Co. of NE
[6] Data presented includes intra group reinsurances
Source: Standard & Poor's Global Reinsurance Highlights 2010; company filings

VALIDUS GROUP

24

Bermuda and Reinsurance Peer Group – By Capitalization 25 $bn 3 Q2 2011 Total Capitalization1 2 2 1 Q2 2011 total capitalization for all companies except HNR and AGII, which are Q1 2011 2 HNR converted to USD at exchange rate of 1.418 USD/EUR and SCR at 1.439 USD/EUR 3 Pro forma book value, adjusted for $500mm debt-funded cash component, $115mm termination fee and $500mm pre-tax reserve charge ($325mm after tax at a 35.0% rate), plus outstanding debt and hybrids Source: Company filings and SNL

Validus' Leadership in Property Cat will be Further Enhanced... 26 3 $mm 2 2010 Property Catastrophe Premium1 4 1 Based on property catastrophe GPW for 2010, except ACGL which is NPW 2 Pro forma for Validus ($572mm), Transatlantic ($431mm) and AlphaCat Re 2011 ($43mm) 3 Includes RNR ($630mm), DaVinci ($364mm) and Top Layer ($48mm) 4 Converted to USD at 2010 average historical exchange rate of 1.325 USD/EUR Source: Company filings = Sidecars = Transatlantic

27 ...But Will Remain Within Validus' Risk Tolerance 1:100 USWS Probable Maximum Loss Validus has significant experience integrating catastrophe portfolios - Potential to enhance profitability through optimization - Potential to enhance profitability through increased market penetration Note: Based on Validus 1:100 USWS PML as disclosed in Q2 2011 investor supplement and Transatlantic 1:100 USWS PML per 2010 Form 10-K. Gross 1:100 USWS PML not publicly available for Transatlantic. Pro forma PML does not take into account possible differences in vendor models and aggregation methodologies between Validus and Transatlantic or potential diversification benefit across the two portfolios 1 Ratio equals 15.0% if calculated on a pretax basis $mm Pro Forma Jun-11

28 Validus and Transatlantic – Diversification to Manage the Cycle1 Pro Forma Validus / Transatlantic2 1 Standalone based on 2010 GPW for Validus, NPW for Transatlantic 2 Pro forma Validus / Transatlantic based on 2010 GPW for Validus, NPW for Transatlantic Note: “Casualty short-tail” = A&H, Ocean Marine, Aviation, Auto Liability, Surety, Credit, Validus FI and Marine Liability; “Specialty Casualty” for Validus / Transatlantic = D&O, E&O, Med Mal Source: SNL, company filings

Validus Has a Track Record of Successfully Executing and Integrating Transactions Acquisition of Talbot (July 2007) In July 2007, Validus acquired Talbot, a leading Lloyd’s Syndicate for $382 million Talbot has contributed $277 million of net income since acquisition By moving first, Validus acquired the syndicate with the best business fit A large number of competitors followed Validus' entry into Lloyd’s E.g., Allied World, Arch, Ariel, Argo, Aspen, Flagstone, Montpelier, Max and RenaissanceRe None have reached the scale or profitability that Talbot brings to Validus 29 Amalgamation with IPC (Sept. 2009) In September 2009, Validus closed the combination with IPC Holdings for $1.67 billion Transaction yielded better value per IPC share than did proposed Max transaction Transaction consummated at below IPC book value Resulted in significant accretion to Validus book value per share Transaction was the culmination of an unsolicited offer by Validus Validus launched a multi-pronged campaign to overcome agreed IPC transaction with Max Solidified Validus position as leader in global short-tail reinsurance markets Strategically positioned Validus as a lead and quoting market Size and market presence created opportunity for differentiated price/terms on many programs

Potential Combination Synergies In addition to the aggregate earnings power resident in a combined Validus/Transatlantic, we believe there are significant opportunities to expand earnings and ROE through combination synergies Once Validus and Transatlantic have combined, we see potential synergies in: Eliminating Transatlantic’s public company costs Restructuring the legal entity organization such that Transatlantic’s non-U.S. subsidiaries are no longer CFCs Optimizing the combined company’s catastrophe portfolio and harmonizing our respective risk appetites Taking steps to maximize the after-tax returns on our combined investment portfolios Validus does not expect material employee-based cost savings We estimate that the combination of a predominately short-tail business like Validus, where PML is the greatest capital constraint, with Transatlantic's large premium and reserve base, results in a better spread of risk and increases our excess capital by over $500 million1 30 1 Based on Validus’ internal capital modeling Source: Validus analysis

Post-Combination Business Plan – Capital Management

Significant Capital Availability

- Active capital management is a core element of Validus' strategy and has contributed to the premium valuation accorded to the Company
- The Validus share repurchase program has $382.0 million remaining under the December 2010 Board authorization
  - The combination of Validus and Transatlantic creates $1.1 billion of pre-synergy, pre-catastrophe earnings power which can be available for expanded share repurchase activity[1]
  - Validus plans to manage capital post-combination in a manner consistent with our past practices
- As an example, from repurchase program inception at November 11, 2009 through May 6, 2011, Validus has repurchased 35.0 million common shares for $947.2 million (26.7% of shares outstanding from program inception)

Combined LTM Earnings Power ($000s)[2]

	Validus	Transatlantic	Combined
Reported net income	$ 279,274	$ 166,546	$ 445,820
Net operating income	$ 245,737	$ 116,454	$ 362,191
Pretax catastrophe costs	$ 495,500	656,400	1,151,900
Tax effect	-	(245,900)	(245,900)
Pre-cat earnings	741,237	526,954	1,268,191
Prior period reserve (releases)/development	(132,531)	(62,476)	(195,007)
Tax on PPD	-	18,005[3]	18,005
Pre-cat accident year earnings	608,706	482,483	1,091,189

[1] The timing, form and amount of the share repurchases under the program will depend on a variety of factors, including market conditions, the Company's capital position relative to internal and rating agency targets, legal and regulatory requirements, contractual compliance and other factors. The repurchase program may be modified, extended or terminated by the Board at any time
[2] LTM as of 6/30/2011
[3] Assuming statutory tax rate of 35%
Source: Company filings, Validus analysis

VALIDUS GROUP

31

Conclusion What You Get With Validus

What You Get With Validus Board and management devoted to maximizing shareholder value, not premium volume Leading franchise positions in Bermuda and at Lloyd’s Deeply experienced reinsurance management team Proven expertise in integrating two transformational business combinations A commitment to active capital management treating all shareholders equally 33

Appendix Reconciliation of Non-GAAP Measures

Net Operating Income Reconciliation 35 Validus Holdings, Ltd. Non-GAAP Financial Measure Reconciliation Net Operating Income, Net Operating Income per share and Annualized Net Operating Return on Average Equity (Expressed in thousands of U.S. Dollars, except share and per share information) June 30, 2011 June 30, 2010 June 30, 2011 June 30, 2010 Net income (loss) available (attributable) to Validus 109,884 $ 179,782 $ (62,480) $ 61,404 $ Adjustments for: Net realized (gains) on investments (11,552) (12,441) (17,931) (23,839) Net unrealized (gains) on investments (18,526) (41,640) (5,698) (57,053) Foreign exchange losses 1,991 4,099 2,458 12,863 Net operating income (loss) available (attributable) to Validus 81,797 129,800 (83,651) (6,625) less: Dividends and distributions declared on outstanding warrants (1,966) (1,749) (3,950) (3,498) Net operating income (loss) available (attributable) to Validus, adjusted 79,831 $ 128,051 $ (87,601) $ (10,123) $ Net income (loss) per share available (attributable) to Validus - diluted 1.05 $ 1.44 $ (0.68) $ 0.46 $ Adjustments for: Net realized (gains) on investments (0.11) (0.10) (0.18) (0.19) Net unrealized (gains) on investments (0.18) (0.33) (0.06) (0.45) Foreign exchange losses 0.02 0.03 0.03 0.10 Net operating income (loss) per share available (attributable) to Validus - diluted 0.78 $ 1.04 $ (0.89) $ (0.08) $ Weighted average number of common shares and common share equivalents 104,562,450 125,152,300 98,165,132 128,182,164 Average shareholders' equity 3,361,819 3,681,246 3,409,490 3,797,870 Annualized net operating return on average equity 9.7% 14.1% -4.9% -0.3% Three months ended Six months ended

Diluted Book Value Per Share Reconciliation 36 (a) Weighted average exercise price for those warrants and stock options that have an exercise price lower than book value per shares. (b) Using the "as-if-converted" method, assuming all proceeds received upon exercise of warrants and stock options will be retained by the Company and the resulting common shares from exercise remain outstanding. Validus Holdings, Ltd. (Expressed in thousands of U.S. Dollars, except share and per share information) Equity amount Shares Exercise Price (a) Book value per share Book value per common share, reported Book value per common share Total shareholders' equity available to Validus 3,408,317 $ 98,763,928 34.51 $ Diluted book value per common share Total shareholders' equity available to Validus 3,408,317 $ 98,763,928 Assumed exercise of outstanding warrants (b) 137,992 7,862,262 17.55 $ Assumed exercise of outstanding stock options (b) 45,604 2,266,801 20.12 $ Unvested restricted shares - 3,670,942 Diluted book value per common share 3,591,913 $ 112,563,933 31.91 $ At June 30, 2011